

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail
Dr. Bruce Bedrick
Chief Executive Officer
Medbox, Inc.
8439 West Sunset Boulevard, Suite 101
West Hollywood, CA 90069

      Re: **Medbox, Inc.**
              Amendment No. 1 to Form 10-12G
              Filed March 31, 2014
              File No. 000-54928

Dear Dr. Bedrick:

We have reviewed your amended filing and have the following comments.

Table of Contents

1. We note your response to comment three in our letter dated February 14, 2014. We reissue part of this comment. Please revise to include the correct page numbers to the referenced sections. For example, we note that the "Security Ownership . . ." section is found on page 37 and not 36.

Item 1. Business, page 3

2. We note your response to comment four in our letter dated February 14, 2014. However, we continue to note inconsistencies between the description of your business in the registration statement and on the company's website, www.thedispensingsolution.com, especially with respect to the status of your consulting services for the pharmaceutical industry. We re-issue our prior comment four with respect to your website disclosures not accurately describing the current state of your business operations.

Bio-Tech Medical Software, Inc., page 7

3. Following our review of the Settlement Agreement with Bio-Tech (Exhibit 10.14), it appears that the parties entered into a Second Amended and Restated Technology Licensing Agreement. Please file the amended and restated agreement as an exhibit to the registration statement, and revise your disclosures to summarize the material terms of the license agreement with Bio-Tech.

New Products, page 8

4. Refer to the Form 8-K filed with the Commission on April 3, 2014. We note that in the press-release, the company announced that it "unveiled a first-of-its-kind, patented dispensing safe, called the "Secure Safe" for use in the marijuana sector." We are unable to locate disclosure in the filing about "Secure-Safe." With a view towards disclosure, please tell us what this product is about, the patent covering this product, and your basis for stating that it is one of a kind product.

Risk Factors, page 17

5. We note that you have removed the risk factor relating to lack of D&O insurance. Please advise.

Management's Discussion and Analysis, page 24

Critical Accounting Policies and Estimates, page 25

Income Taxes, page 27

6. Please update your disclosures regarding liabilities for unrecognized tax benefits and interest and penalties for your fiscal year 2013.

Revenue, page 29

7. Please revise your disclosure to explain what constitutes "[l]ocation resale revenue" in the amount of $755,000.

Selling and Marketing Expenses, page 30

8. In the middle of the paragraph you disclose that company has been developing "a new tracking technology for cultivation facilities." In an appropriate section of the filing, please describe this technology and the status of its development.

9. Please provide objective support for your expectation that the "recent fast-based growth …will continue."

General and administrative, page 31

10. In the third paragraph you disclose that during fiscal year 2013 you incurred "significant" expenses for financial advisors to structure capital transactions which you ultimately did not pursue. Please clarify whether these "significant" expenses refer to the $184,167 paid to registered broker/dealers, as well as explain whether the capital transactions you were pursuing were unrelated to the private placements of securities which took place in 2013

(refer to the penultimate paragraph of your disclosure on page 44). In addition, in the last sentence, please explain the intended meaning of the statement that you issued "2,115,100 shares… retroactively stated for [y]our 2:1 forward stock split."

Assets, page 32

11. With respect to your disclosure in the fifth bullet point, briefly describe the terms of the agreement with your Canadian partner as well as the terms of the secured promissory note.

Directors and Executive Officers, page 38

P. Vincent Mehdizadeh – Chief Operating Officer and Chairman of the Board, page 39

12. We note your response to comment 22 in our letter dated February 14, 2014. Please revise your disclosure to significantly reduce or remove disclosure relating to Mr. Lee since he was not a party to the case. Further revise your disclosure to state that Mr. Mehdizadeh pleaded "no contest to two counts of felony grand theft and admitted a special allegation of engaging in a pattern of related felony conduct involving takings in excess of $100,000" and that he was ordered to pay back $450,000 in restitution. We refer you to the Los Angeles County District Attorney's Office June 21, 2013 press release. Please tell us whether Mr. Mehdizadeh has already paid the $450,000 and if not, please revise the disclosure accordingly. Also, please remove the last sentence beginning with "Mr. Mehdizadeh maintains his innocence . . ."

Item 6. Executive Compensation, page 41

13. We note your response to comment 23 in our letter dated February 14, 2014. We note disclosure that Dr. Bedrick increased the number of hours he worked on company matters in 2013. Please revise to disclose the number of hours Dr. Bedrick devotes to the company's business on a weekly basis.

Certain Relationships and Related Transactions, and Director Independence, page 42

14. We note your revised disclosure in response to comment 26 in our letter dated February 14, 2014. Your disclosure that you use Kind Clinics, LLC "for management advisory services" is broad and ambiguous. Please revise to clearly identify the type of management advisory services Kind Clinics is providing, including actual examples of these services.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 43

15. We note your response to comment 27 in our letter dated February 14, 2014. We also note disclosure in Note 12 in the "Common Stock" section on page F-6 that the stock dividend "required FINRA approval." In light of your revised disclosure in response to prior comment

27, please revise your disclosure here for consistency.

Financial Statements and Exhibits, page 53

Financial Statements for the years ended December 31, 2012 and December 31, 2013
General

16. Please include page numbers in the notes to your financial statements.

Balance Sheets, page F-2

17. Please revise the labeling of the line item in the section of assets with amounts reported as $169,128 and $51,018 as of December 31, 2013 and December 31, 2012, respectively, as necessary to indicate they represent Property and Equipment, net of accumulated amortization of $49,192 and 32,491 respectively.

Statements of Operations, page F-3

18. We note you have not sufficiently addressed comment 29 in our letter dated February 14, 2014. Please tell us how you have considered the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X and determined not to state separately your net sales and cost of sales of tangible products and your net sales and cost of sales for services.

Note 2- Summary of Significant Accounting policies

Revenue Recognition

19. We have read your disclosures in response to comment 30 in our letter dated February 14, 2014. Please expand your disclosure to include the total amount of consideration recognized during the period for the milestones reached in your consulting arrangements in accordance with paragraph ASC 605-28-50- 2(e).

Goodwill

20. We note you have not sufficiently addressed comment 32 in our letter dated February 14, 2014. Given the significance of goodwill to your balance sheet, please expand your disclosure here and in the discussion of critical accounting policies in MD&A, as appropriate, to include the following:

- Description of the key assumptions you use to estimate the future cash flows in determining the fair value of goodwill in your evaluation of impairment and how the key assumptions were determined;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes a significant change in sales or profit margin within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

- Clarify whether the fair values of the reporting unit(s) are considered to be substantially in excess of the carrying values. For all reporting units with fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment, please identify the reporting unit, the amount of goodwill allocated to the reporting unit, and the percentage by which fair value exceeded carrying value as of the date of the most recent test.

<u>Financial Statements of Vapor Systems International, LLC for the years ended December 31, 2012 and December 31, 2011</u>

<u>Note 9- Related Party Transaction, page F-12</u>

21. We note, in response to comment 36 in our letter dated February 14, 2014, your disclosure under this heading indicating that you recorded a $25,000 royalty accrual in 2012 in relation to the acquisition of Vaporfection Vaporizers, Inc. Please expand your disclosure on page 5 of your filing to discuss the nature and terms of your employment and royalty arrangements with the founder of Vaporfection Vaporizers, Inc. and the expenses you incurred in fiscal years 2012 and 2013 relating to these arrangements.

You may contact Tracie Towner, Staff Accountant at (202) 551-3744 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Darrin M. Ocasio, Esq.